						Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

		Years Ended December 31,
		2010	2009	2008	2007	2006
Earnings—
Pre-tax income from continuing operations		$65,084	$48,222	$64,694	$85,390	$55,092
Add:	Allocated (gains) losses of equity investees	—	—	—	—	—
	Fixed charges	16,915	14,842	14,013	13,961	27,347
	Amortization of capitalized interest	48	48	48	48	48
Less:	Interest capitalized	—	—	—	—	—
Earnings		$82,047	$63,112	$78,755	$99,399	$82,487

Fixed Charges—
	Interest costs	$9,778	$9,039	$8,770	$8,810	$12,245
	Debt extinguishment expense	—	—	—	—	10,388
	Portion of rental expense representative of interest factor	7,137	5,803	5,243	5,151	4,714
Fixed Charges		$16,915	$14,842	$14,013	$13,961	$27,347

Ratio of Earnings to Fixed Charges		4.9	4.3	5.6	7.1	3.0